599 Lexington Avenue
New York, NY 10022-6069

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April 2, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave, Dietrich King, Isaac Esquivel and Kate Tillan

Re:                             Genmab A/S

Draft Registration Statement on Form F-1

Submitted on February 5, 2019

CIK No. 0001434265

Ladies and Gentlemen:

On behalf of our client Genmab A/S (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated February 28, 2019 (the “Comment Letter”) to the Company regarding the Company’s above-referenced draft registration statement (CIK No. 0001434265) on Form F-1 confidentially submitted to the SEC on February 5, 2019 (the “Form F-1”).

To facilitate your review of the Company’s responses, we have repeated each of your comments in italics followed immediately by the response of the Company to that particular comment.  Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment (“Amendment No. 1”) to the Form F-1 (as so amended, the “Registration Statement”), responding to the Staff’s comments and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1.

*****

SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Summary, page 1

1.                                    We note your references to “low double digit royalties,” “royalties [in] low double-digits,” and “royalties with rates in the double-digits” on pages 5, 97, 139, 150, and 152. Please revise your disclosure throughout the prospectus to narrow the royalty range to no more than ten percentage points (for example between twenty and thirty percent).

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 5, 78, 98, 101, 134, 138, 145, 157, 159 and 160 of Amendment No. 1.

2.                                    Please define “stringent complete response” and explain how it differs from complete response. In addition, please explain what you mean by “blockbuster status.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 4, 7, 99, 100, 103 and 107 of Amendment No. 1.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 10

3.                                    Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that it has not presented any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act, and that it has not authorized anyone to do so on its behalf. The Company represents that, to the extent that there are any such written communications that the Company, or anyone authorized on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide them to the Staff.

Risk Factors, page 16

4.                                     Please add risk factor disclosure addressing the risks to investors posed by the arbitration, exclusive forum and jury trial waiver provisions contained in your deposit agreement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 62 and 63 of Amendment No. 1. In addition, the Company respectfully advises the Staff that the forum clause in the deposit agreement provides for New York as a non-exclusive forum, not an exclusive forum, and has amended its disclosure on page 227 of Amendment No. 1 to appropriately reflect this provision of the deposit agreement.

Use of Proceeds, page 70

5.                                     Please disclose the principal reasons for the offering, as you do not disclose any specific plans for the proceeds. Please refer to Item 4.A of Form F-1 and Item 3.C of Form 20-F.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update the description of the reasons for the offering and the anticipated use of proceeds in a subsequent submission of the Registration Statement.

Key Components of Our Results and Related Trends, page 78

6.                                     Regarding your expectations for Arzerra net sales in the near future, as set forth in the third full paragraph on page 79, please disclose whether you expect them to decrease. In this regard, we note your disclosure about Novartis’ ongoing transition of Arzerra to limited availability in most jurisdictions. Please also update your disclosure in the prospectus summary as necessary.

In response to the Staff’s comment, the Company has revised its disclosure on pages 18, 80 and 81 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 83

7.                                     We note that your table on page 84 shows third-party costs incurred for research, contract manufacturing of your product candidates and clinical and regulatory services, which also presents other costs and overhead consisting of third-party costs for your pre-clinical stage programs, personnel, facilities and other indirect costs not directly charged to development programs. Please disclose your research and development expenses incurred to date similar to the presentation in this table.

The Company acknowledges the Staff’s request to disclose the Company’s significant third-party research and development expenses incurred to date by project, similar to the presentation of such expenses for the fiscal years covered by the Company’s financial statements.

The Company respectfully advises the Staff that it chose to disclose those expenses for tisotumab vedotin and enapotomab vedotin because tisotumab vedotin is the Company’s only proprietary product candidate currently in Phase II clinical development and because enapotamab vedotin is the Company’s next most advanced clinical program.  The Company believes that project-by-project information about research and development expenses is most useful to investors for product candidates that are in later stages of clinical development.  Those later stages, with their large-scale trials, are typically the most significant contributors to research and development expenses.

The Company also respectfully submits that such additional historical project-by-project breakdown of third-party research and development expenses would not be useful to investors for the reasons outlined below.

•                                          As discussed above, a project-by-project breakdown of third-party research and development expenses is most relevant for projects that are in later stages of clinical development because those later stages with their large-scale clinical trials typically generate the most significant third-party expenses.

•                                          The Company’s only material products and product candidates that are currently in Phase III trials are daratumumab and ofatumumab. However, the Company has not incurred any significant research and development expenses for these projects since 2015, as the Company’s collaboration partners took over substantially all subsequent research and development expenses for the respective products under those agreements.  Since then, substantially all research and development expenses for these projects have been borne by those partners.

•                                          The Company’s only proprietary product candidate currently in Phase II clinical development is tisotumab vedotin.  Tisotumab vedotin entered Phase II development in 2018 and the Company’s disclosure provides information for related third-party expenses for 2017 and 2018.  The Company has also included such information for enapotumab vedotin, which is currently in a Phase I/II study that commenced in December 2016.

Overall, the Company believes that the information reflected in Amendment No. 1 provides investors with information about its significant third-party research and development expenses that is currently material in light of the state of the Company’s development pipeline.

Business

Griffin (MMY2004), page 118

8.                                     Please disclose what were the adverse and serious adverse events referenced in the “safety data” subsection on page 119. In addition, please disclose all adverse events in the MIRROR study on page 131.

In response to the Staff’s comment, the Company has expanded its disclosure regarding adverse events in these studies on pages 125 and 137 of Amendment No. 1.  The expanded disclosure reflects the safety data currently available to the Company regarding these studies.

MIRROR, page 131

9.                                     We note your reference here that “[i]maging showed that all subQ ofatumumab doses demonstrated efficacy.” As currently drafted, this statement could imply that the FDA has approved, or will more easily approve, your product candidates. Please revise throughout the prospectus to remove any implication that your product candidates are more likely than others to receive FDA approval or explain to us why such statements are appropriate given the stage of your product candidates.

In response to the Staff’s comment, the Company has revised its disclosure on pages 125 and 137 of Amendment No. 1.

Collaboration with Novartis, page 132

10.                             We note your references to “decreasing global demand for Arzerra” on page 133 and Novartis’ decision to transition the commercial availability of the drug to limited availability through manged access programs. Please disclose the reasons for decreased global demand of the drug, if known.

In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 5, 98, 101, 135, 138 and 157 of Amendment No. 1.

Collaborations and Other Agreements for our Partnered Product Candidates, page 151

11.                             Regarding the descriptions of the Immatics Research Collaboration and Novo Nordisk DuoBody Collaboration on page 153, please disclose what the “tiered royalties on net sales,” or their ranges, are under the Immatics Research Collaboration. Also, please disclose the maximum aggregate milestone payments under the Nordisk DuoBody Collaboration.

In response to the Staff’s comment, the Company has revised its disclosure on page 160 of Amendment No. 1.

Other Enabling Technologies

Medarex UltiMAb System License, page 154

12.                              Please file the license agreement with Medarex as an exhibit to your registration statement or tell us why you believe it is not required to be filed. In addition, please disclose the aggregate milestone and royalty payments under this agreement.

In response to the Staff’s comment, the Company confirms that the Medarex agreement has been submitted as Exhibit 10.12 to Amendment No. 1. In addition, the Company has revised its disclosure on page 161 of Amendment No. 1 to include remaining milestone payments and royalties payable under this agreement.

Management Compensation, page 185

13.                             Please update the aggregate compensation for your officers and directors for the fiscal year ended December 31, 2018.

In response to the Staff’s comment, the Company has revised its disclosure on page 192 of Amendment No. 1.

Certain Senior Management Agreements , page 187

14.                             Please either tell us why you believe you are not required to file the senior management agreements as exhibits to the registration statement or file them as exhibits. Please refer to Item 8.A of Form F-1 and Item 601(b)(10) of regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it is not required to file the senior management agreements as exhibits pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K.  This item provides that any compensatory plan, contract or arrangement for a foreign private issuer is not required to be filed if (a) the registrant furnishes the required compensatory information under Item 402(a)(1) of Regulation S-K and (b) the public filing of such plan, contract or arrangement is not required in the registrant’s home country and the plan, contract or arrangement is not otherwise publicly disclosed by the registrant. The Company respectfully submits that it has provided the required compensatory information under Item 402(a)(1) of Regulation S-K, that the Company’s home country of Denmark does not require the public filing of the senior management agreements and that these agreements have not otherwise been publicly disclosed.

Jury Trial Waiver, page 219

15.                              Please disclose here that the waiver of the right to a jury trial contained in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of the company’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. In addition, please ensure that the filed deposit agreement provides that no disclaimer of liability under the Securities Act  or the Exchange Act is intended by any provision of the deposit agreement. Finally, please ensure that the arbitration provision in the deposit agreement provides that the provision does not preclude holders and beneficial owners from pursuing claims under the Securities Act or the Exchange Act in federal courts.

In response to the Staff’s comment, the Company has revised its disclosure on page 227 of Amendment No. 1 to indicate that the waiver of the right to a jury trial contained in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of the Company’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Further, the Company confirms that, prior to effectiveness of the Registration Statement, the deposit agreement will be amended to provide that (i) no disclaimer of liability under the Securities Act  or the Exchange Act is intended by any provision of the deposit agreement and (ii) the arbitration provision does not preclude holders and beneficial owners from pursuing claims under the Securities Act or the Exchange Act in federal courts.

Notes to the Consolidated Financial Statements

1.2 New Accounting Policies and Disclosures, page F-12

16.                             With respect to your adoption of IFRS 15, you disclose that you will recognize sales- based royalties and commercial sales-based milestones in the period to which the sales relate based on estimates provided by collaborations partners, which is consistent with your current accounting policies. However, on page F-14, you disclose that your current accounting policy is to recognize revenue when third-party results are available and are deemed to be reliable. Please tell us why you believe it is appropriate to delay recognition until the sales information is received under paragraph B63 of IFRS 15.

In response to the Staff’s comment, the Company respectfully directs the Staff’s attention to page F-18 of Amendment No. 1, which contains Note 2.1 to the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 now included in the prospectus. As indicated on page F-18 and consistent with paragraph B63 of

IFRS 15, it is the Company’s policy to recognize revenues related to sales-based royalties and commercial milestone payments based on the level of sales when the related sales occur.

Part II

Exhibit Index, page II-3

17.                              Please either file the following agreements as exhibits to your registration statement or tell us why you believe they are not required to be filed:

•                 agreement with BioNTech, which is discussed on page 78;

•                 collaboration agreement with Roche, which is discussed on page 152;

•                 agreement with Lundbeck, which is discussed on page 152; and

•                 direct license from Immunex Corporation, which is discussed on page 152.

In response to the Staff’s comment, the Company respectfully submits that it does not believe that it is required to file the above-mentioned agreements under Item 601(b)(10) of Regulation S-K for the reasons outlined below.

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is required to be filed if it is material to the registrant and not made in the ordinary course of business. The Company respectfully advises the Staff that each of the agreements with BioNTech, Roche, Lundbeck and Immunex listed in the Staff’s comment above were made in the Company’s ordinary course of business.  These agreements are license agreements with respect to antibody targets or technologies or collaboration agreements for the development of potential antibody therapeutics, which are the types of agreements that the Company enters into on a regular basis in the ordinary course of its business.  The Company chose to describe those agreements in the Registration Statement in part to illustrate the types of agreements it enters into in the ordinary course of business and in part because those agreements relate to product candidates that are in active development or have been recently entered into by the Company.

We further note that according to Item 601(b)(10)(ii) of Regulation S-K, a contract will be deemed to have been made in the ordinary course of business if it is such as ordinarily accompanies the kind of business conducted by the registrant.  The Company respectfully advises the Staff that it believes that the agreements listed above are all comparable to similar agreements entered into by other biotechnology and pharmaceutical companies in the ordinary course of business.

The Company acknowledges that, pursuant to Item 601(b)(10)(ii) of Regulation S-K, a contract such as ordinarily accompanies the kind of business conducted by the registrant still needs to be filed if it is deemed to fall within the categories set forth in subsections (A) through (D) thereof.  The categories specified in Item 601(b)(10)(ii)(A), (C) and (D) are not applicable to the above-mentioned agreements.  With respect to Item 601(b)(10)(ii)(B), which requires registrants to file contracts entered into in the ordinary course if the registrant’s business is “substantially dependent” upon them, the Company respectfully advises the Staff that it is not substantially dependent on any of the agreements listed above.

•                                          With respect to the Roche, Lundbeck and Immunex agreements, each of these agreements applies to a single product candidate being developed by the relevant partner (or sublicensee of the relevant partner), with only the Roche and Lundbeck products currently in clinical development. The Company has no involvement in the development of these product candidates and incurs no costs associated with such development. If the development of these product candidates is successful, there is some upside potential to the Company from potential milestone payments, royalties and, in the case of the Immunex agreement, certain additional compensation related to sublicensing of the product candidate to a third party by the Company’s partner. However, the Company is not “substantially dependent” on such potential future income and the termination of any or all of these agreements or the abandonment of the related product candidates by the relevant partner would not have a substantial impact on the business, operations or prospects of the Company.

•                                          With respect to the Immunex agreement, the Company additionally notes that it has clarified the description of the agreement on page 159 of Amendment No. 1.  While the Immunex agreement as originally entered into in 2001 included a license of certain Immunex technology to the Company, this was in the context of a potential development and commercialization of the relevant product candidate by the Company, which did not materialize. The corresponding license from Immunex to the Company is therefore no longer relevant.

•                                          With respect to the BioNTech agreement, this collaboration and the related development of any product candidates are at a very early stage, with the first INDs or CTAs expected to be submitted for the two most advanced product candidates in 2019.  Although any product candidate that may be successfully developed through this collaboration may have the potential to contribute to the Company’s revenues in the future, due to the overall early stage of development, such a potential revenue contribution is uncertain at this time.  As such, the Company does not believe that its business is “substantially dependent” on the potential for future income under this agreement or that the termination of this agreement at this stage would result in a fundamental change in the nature, structure or prospects of the Company’s business.

The Company advises the Staff that it will periodically evaluate the above-mentioned contracts and any product candidates that may be developed through the above-mentioned collaborations and, if it becomes substantially dependent on such collaborations or product candidates, it will file the relevant agreements at that time when required.

18.                              Please file a list of your subsidiaries as an exhibit to your registration statement. Please refer to Item 601(b)(21) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that it acknowledges the requirements of Item 601(b)(21) of Regulation S-K, but did not file a list of its subsidiaries in reliance upon Item 601(b)(21)(ii) since all of its subsidiaries, considered in the aggregate, did not constitute a significant subsidiary (as defined in Rule 1-02(w) of Regulation S-X) as of December 31, 2018. However, for additional clarity, the Company has added Exhibit 21.1 to Amendment No. 1, noting that the Company’s subsidiaries would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.

Signatures, page II-4

19.                             Please revise the introductory language to the registrant’s signature block to add the certification required by Form F-1 that the registrant has reasonable grounds to believe it meets all of the requirements for filing Form F-1.

In response to the Staff’s comment, the Company has revised the introductory language to the registrant’s signature block on page II-4 of Amendment No. 1.

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We thank the Staff in advance for its consideration of Amendment No. 1 and hope the Staff finds that the foregoing answers are responsive to its comments. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-7150.

Very truly yours,

/s/ Harald Halbhuber

Harald Halbhuber

cc:                                David Eatwell, Chief Financial Officer, Genmab A/S

Nathan Ajiashvili, Latham & Watkins LLP